Exhibit 99.1

 ELBIT IMAGING ANNOUNCES THAT ITS SUBSIDIARY, PLAZA CENTERS
OPENED BELGRADE PLAZA TO THE PUBLIC

Tel Aviv, Israel, April 21, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary (45%) of the Company, has successfully opened Belgrade Plaza shopping center to the public, yesterday, 20 April. The completed center is 97% let and expected to be fully leased in the coming months. Belgrade Plaza is the 34th shopping center built by Plaza and its second scheme in Serbia.

As previously announced, one of Plaza’s subsidiaries signed a binding share purchase agreement with BIG Shopping Centers Ltd., a publically traded company listed in the TA 35 Index (the top 35 companies traded on the Tel Aviv Stock Exchange) (the “Purchaser”), for the sale of the Belgrade Plaza shopping and entertainment center.

In line with the agreement with the Purchaser, Plaza will receive Euro 2 million for fulfilling its conditions around the successful opening of the center.

In line with Plaza’s stated amended restructuring Plan, 75% of the net proceeds will be distributed to Plaza’s bondholders. Future proceeds are expected subject to conditions being met, details of which can be found in the completed sale announcement, dated 2 March 2017.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com